Exhibit 99.1

Origin Agritech Limited Announces Notes Repurchase Agreement

Beijing, China – July 28, 2008 – Origin Agritech Limited (NASDAQ: SEED) (“Origin” or the “Company”) today announced that it entered into a Notes Repurchase Agreement (the “Agreement”) on July 28, 2008 with Citadel Equity Fund Ltd. (“Citadel”) providing for the repurchase by the Company from Citadel of a portion of the Company’s outstanding 1% Guaranteed Senior Secured Convertible Notes due 2012 (the “Notes”).

The Company issued the Notes to Citadel in an aggregate principal amount of US$40 million. Pursuant to the Agreement, the Company will repurchase from Citadel the Notes in an aggregate principal amount of US$18.7 million for a total repurchase price of US$20.0 million payable in cash. The Note repurchase will be completed in two tranches. The Company expects to purchase $14.0 million of the Notes on July 28, 2008, and $4.7 million of the Notes by the end of 2008. Upon the completion of the repurchases, respectively, the repurchased Notes will be cancelled. The Company intends to finance the repurchase of the Notes from its cash resources. As a result of lower interest expense, the Company expects the repurchase to be accretive to net earnings by approximately $0.01 per diluted share in fiscal 2008 and $0.06 per diluted share in fiscal 2009, on a U.S. GAAP basis.

In connection with the Notes repurchase, Citadel has agreed to waive past noncompliance by the Company through June 30, 2008 under certain financial covenants, and to amend a covenant, contained in the indenture for the Notes. Citadel has not agreed to waive any future defaults under the Note indenture. Investors should refer to the Form 6-K furnished by the Company to the Securities and Exchange Commission today for additional information regarding the Notes repurchase transaction and the status of the Company's past and future compliance with the covenants contained in the Note indenture. A copy of the Notes Repurchase Agreement is included as an exhibit to the Form 6-K, and a copy of the Note indenture is filed as an exhibit to the Company’s Annual Report on Form 20-F for its fiscal year ended September 30, 2007 filed with the Securities and Exchange Commission.

This Note repurchase provides the Company with the opportunity to increase equity shareholder value while continuing to streamline its operations and fund its GMO development through internally generated resources.

About Origin

Founded in 1997 and headquartered in Beijing, Origin Agritech Limited (NASDAQ: SEED) is one of China’s leading, vertically-integrated agricultural technology company specializing in agri-biotech research, development and production to supply the growing populations of China. Origin develops, grows, processes, and markets crop seeds to farmers throughout China and parts of Southeast Asia via a network of approximately 3,800 first-level distributors and 65,000 second-level distributors and retailers. The hybrid seed industry is estimated at US$2 billion and that is expected to double by 2010. The Company currently operates facilities in 30 of China’s 32 provinces as well as Beijing. Since Origin launched its first entirely internally developed seed in 2003, the Company has developed and commercialized an internally developed proprietary seed portfolio of twelve corn hybrids, twelve rice hybrids and two canola hybrids as of 2007. For further information, please log on www.originagritech.com.

Forward Looking Statement

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F filed with the SEC on February 27, 2008. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

 Contact

Irving Kau
Vice President, Finance
Origin Agritech Limited
Tel: 760-918-1781
Email: Irving.kau@originseed.com.cn

Eddie Cheung / Dixon Chen
Investor Relations
Grayling Global
Tel: 646-284-9414
Email: echeung@hfgcg.com / dchen@hfgcg.com